UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Civitas Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

17888H 103

(CUSIP Number)

Kathryn Daniels

Canada Pension Plan Investment Board

CPPIB Crestone Peak Resources Canada Inc.

One Queen Street East, Suite 2500

Toronto, Ontario M5C 2W5 Canada

(416) 868-4075

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17888H 103	13D	Page 1 of 10 pages

1	Names of Reporting Persons Canada Pension Plan Investment Board
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,480,721
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,480,721

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,480,721
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.5%[1]
14	Type of Reporting Person CO

1 Calculated based on the 100,091,389 shares of common stock of the issuer outstanding as of April 26, 2024, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

CUSIP No. 17888H 103	13D	Page 2 of 10 pages

1	Names of Reporting Persons CPPIB Crestone Peak Resources Canada Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 16,480,721
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 16,480,721

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,480,721
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.5%[2]
14	Type of Reporting Person CO

2 Calculated based on the 100,091,389 shares of common stock of the issuer outstanding as of April 26, 2024, as reported in the issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024.

CUSIP No. 17888H 103	13D	Page 3 of 10 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on November 12, 2021 and amended on January 27, 2023 (as so amended prior to the date hereof, the “Schedule 13D”), relating to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of Civitas Resources, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

Item 2.	Identity and Background

Schedule I to the Schedule 13D is hereby amended and replaced in its entirety with Schedule I attached hereto.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by inserting the following information:

On May 15, 2024, CPPIB Crestone Peak Resources Canada Inc. (“CP Canada”) agreed to sell 6,956,520 shares of Common Stock at a price of $73.22 per share (the “Offering”) to BofA Securities, Inc. (the “Underwriter”), and at the option of the Underwriter, up to an additional 1,043,478 shares of Common Stock at such price per share, in each case, pursuant to the terms and conditions of the underwriting agreement (the “Underwriting Agreement”) entered into among the Issuer, CP Canada and the Underwriter. The sale of 6,956,520 shares of Common Stock to the Underwriter is expected to be completed on May 20, 2024.

Pursuant to the Underwriting Agreement, CP Canada agreed that, subject to specified exceptions, without the prior written consent of the Underwriter, CP Canada will not, and will not cause any direct or indirect affiliate to, during the period ending 45 days after the date of the final prospectus with respect to the Offering: (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (including Common Stock or such other securities to which CP Canada has beneficial ownership in accordance with the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and securities which may be issued upon exercise of a stock option or warrant) (collectively with the Common Stock, “Lock-Up Securities”), (2) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (3) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (4) publicly disclose the intention to do any of the foregoing.

CUSIP No. 17888H 103	13D	Page 4 of 10 pages

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Underwriting Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof (the ownership percentages set forth below are calculated based on the 100,091,389 shares of Common Stock outstanding as of April 26 2024, as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2024):

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Canada Pension Plan Investment Board	16,480,721	16.5%	0	16,480,721	0	16,480,721
CPPIB Crestone Peak Resources Canada Inc.	16,480,721	16.5%	0	16,480,721	0	16,480,721

CP Canada directly owns 16,480,721 shares of Common Stock and Canada Pension Plan Investment Board (“CPPIB”) is an indirect beneficial owner of such Common Stock owned by CP Canada. CP Canada and CPPIB have shared voting power and shared dispositive power with respect to such 16,480,721 shares.

(c)           Except as described in Item 4 of the Schedule 13D, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Common Stock.

(d)           None.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented by inserting the following information:

Item 4 above summarizes certain provisions of the Underwriting Agreement and is incorporated herein by reference. A copy of the Underwriting Agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 17888H 103	13D	Page 5 of 10 pages

Item 7.	Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Description
4	Underwriting Agreement, dated May 15, 2024, among Civitas Resources, Inc., BofA Securities, Inc. and CPPIB Crestone Peak Resources Canada Inc.
5	Power of Attorney for Canada Pension Plan Investment Board

CUSIP No. 17888H 103	13D	Page 6 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2024

Canada Pension Plan Investment Board

By:	/s/ Kathryn Daniels
Name:	Kathryn Daniels
Title:	Managing Director, Head of Compliance, Legal

CPPIB Crestone Peak Resources Canada Inc.

By:	/s/ Ryan Barry
Name:	Ryan Barry
Title:	Secretary

CUSIP No. 17888H 103	13D	Page 7 of 10 pages

Schedule I

Directors and Officers of Canada Pension Plan Investment Board

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of Canada Pension Plan Investment Board

Judith Athaide

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, The Cogent Group Inc.

Citizenship: Canada, United Kingdom

Sylvia Chrominska

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Dean Connor

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

William ‘Mark’ Evans

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Ashleigh Everett

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Executive, Royal Canadian Securities Limited

Citizenship: Canada

Tahira Hassan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada, Pakistan

Nadir Mohamed

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

John Montalbano

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

Barry Perry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Canada

CUSIP No. 17888H 103	13D	Page 8 of 10 pages

Mary Phibbs

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: Australia, United Kingdom

Boon Sim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Corporate Director

Citizenship: United States

Executive Officers of Canada Pension Plan Investment Board

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer

Citizenship: Canada, United Kingdom

Maximilian Biagosch

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Global Head of Real Assets & Head of Europe

Citizenship: Germany

Edwin D. Cass

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Investment Officer

Citizenship: Canada

Andrew Edgell

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Credit Investments

Citizenship: Canada

Kristina Fanjoy

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Financial Officer

Citizenship: Canada, Croatia

Frank Ieraci

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Active Equities and Investment Science

Citizenship: Canada

Manroop Jhooty

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Head of Total Fund Management

Citizenship: Canada

Suyi Kim

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Private Equity

Citizenship: South Korea

CUSIP No. 17888H 103	13D	Page 9 of 10 pages

Michel Leduc

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Public Affairs and Communications

Citizenship: Canada

Geoffrey Rubin

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, One Fund Strategist

Citizenship: Canada, United States

Priti Singh

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Global Head of Capital Markets and Factor Investing

Citizenship: Canada

Mary Sullivan

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Talent Officer

Citizenship: Canada

Agus Tandiono

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, Head of Asia Pacific & Active Equities Asia

Citizenship: Indonesia

Patrice Walch-Watson

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director, General Counsel & Corporate Secretary

Citizenship: Canada

Kristen Walters

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Risk Officer

Citizenship: United States

Jon Webster

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Senior Managing Director & Chief Operating Officer

Citizenship: United Kingdom

Directors and Officers of CPPIB Crestone Peak Resources Canada Inc.

The name, present principal occupation or employment, business address and citizenship of each of the directors and executive officers are set forth below.

Directors of CPPIB Crestone Peak Resources Canada Inc.

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

CUSIP No. 17888H 103	13D	Page 10 of 10 pages

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director & Head of Tax and Structure Management

Citizenship: United Kingdom, Australia

Executive Officers of CPPIB Crestone Peak Resources Canada Inc.

John Graham

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: President and Chief Executive Officer, Canada Pension Plan Investment Board

Citizenship: Canada, United Kingdom

Ryan Barry

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Head of Legal, Canada Pension Plan Investment Board

Citizenship: Canada

Christina Fernandez

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director & Head of Tax and Structure Management, Canada Pension Plan Investment Board

Citizenship: United Kingdom, Australia

Brian Savage

c/o Canada Pension Plan Investment Board, One Queen Street East, Suite 2500, Toronto, ON M5C 2W5

Principal Occupation: Managing Director, Legal, Canada Pension Plan Investment Board

Citizenship: Canada